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                                                                     EXHIBIT 1.1

                                    AGREEMENT

                          BRYNE ELEKTRISKE AS (Seller)

                                       and

                       SIMEX TEC INC. AND SIMEX AS (Buyer)

have hereby entered into the following agreement:

1.       PURCHASE OBJECT

1.1 Pursuant to this agreement, the Seller transfers the limited part of its activities related to electrical installation.

1.2      The Buyer takes over the following assets related to these activities:

         1.2.1    Lease, Appendix 1

         1.2.2    Leasing agreements, Appendix 2

         1.2.3    Tools, fixtures and equipment, Appendix 3

         1.2.4    Framework agreements, Appendix 4

         1.2.5 Seller's existing order reserve as of 1 June 2001 that has not been commenced, Appendix 5

         1.2.6    Employment contracts with the employees listed in Appendix 6

         1.2.7 Current telephone and fax subscriptions used by Seller on the date when the agreement is signed, Appendix 7

         1.2.8 Right to perform work as a contractor in connection with completion of assignments in progress than have not been completed by Seller upon takeover, Appendix 8

         1.2.9 All customer registers, accounting information, statistics, etc. linked to the activity being transferred

         1.2.10   Exclusive right to use the name "Bryne Elektriske".


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1.3      Conditions

         The following conditions apply to the transfer:

         1.3.1 That the following key personnel (Key Personnel) agree to continue their employment with Simex for a period of at least one year after the takeover:

                  Leidulf Ims

                  Bjarne Lodden

                  Hugo Hansen

                  Kjell Bjerga

                  Furthermore, that Per Kverneland takes on the consultant assignment described in detail in Clause 9.2.

         1.3.2 That at least 85% of the other employees listed in Appendix 6 agree to continue their employment with Simex.

         1.3.3 That financial and legal due diligence do not reveal circumstances that entail that the preconditions for entering into the agreement are no longer present, cf. Clause 12 for further details.

         1.3.4 That the contractual parties in Bryne Elektriske AS' order reserve consent to Bryne Elektriske AS transferring such orders on the terms agreed with Bryne Elektriske AS, cf. Clause 2.2 for further details.

2.       COMPENSATION

2.1 The maximum limit for compensation is fixed at NOK 15,550,000, which shall be settled as follows:

         2.1.1    NOK 3,000,000 as of 1 July 2001

         2.1.2 NOK 1,750,000 as of 1 September 2001. A bank guarantee (on demand guarantee) shall be furnished for this amount.


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         2.1.3    NOK 10,800,000 to be settled through the issuance of shares in
                  Simex Tec, based on the average price for the last 15 days of the month of May 2001.

         2.1.4 Of the shareholding transferred, shares for a value of up to NOK 2,500,000 shall be transferred directly to Key Personnel, on terms specified in a separate agreement between the Buyer and such personnel. The number of shares may be reduced if the employment relationship does not last for the period used as a basis for the award of shares, or curtailment may take place as a consequence of corrections in compensation as adjusted for the block of shares mentioned in Clause 2.1.6.

         2.1.5 Shares, NOK 6,800,000, shall be issued to the Seller by 1 October 2001.

         2.1.6 Shares for up to NOK 1,500,000 shall be issued to the Seller on 31 January 2002.

2.2      Conditions for compensation

         2.2.1 The compensation mentioned in Clause 2.1.1 is based on the following assumptions:

         2.2.1.1 that there is an existing order reserve of at least NOK 10,000,000 as of the takeover date, which the Seller's contractual partners agree may be transferred to the Buyer.

         2.2.1.2 that no errors are uncovered in the calculated contribution margin 1 (DB1) in connection with the due diligence survey of the order reserve that would mean that the total calculated contribution margin would rightfully be less than 60%.

         2.2.2 The following shall apply in the event of deviations from the conditions stated in Clauses 2.2.1.1 and 2.2.1.2:

         2.2.2.1  Positive deviations shall not yield compensation consequences

         2.2.2.2 Deviations in the order reserve and DB1 shall be corrected in the shares to be issued to Key Personnel in accordance with a separate agreement between the Buyer and such personnel.


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         2.2.2.3  The compensation correction shall be a maximum of NOK
                  1,500,000.

3.       TAKEOVER DATE

         The takeover will be implemented with effect from 1 July 2001.

4.       ENCUMBRANCES

4.1 The transferred assets shall be transferred free from monetary encumbrances of any type whatsoever.

4.2 If, upon transfer, it proves that there are encumbrances on property that the mortgagees are not willing to cancel, an allocation shall be made from the amount to be disbursed under Clause 2.1.2 which shall be deposited into a frozen account.

         4.2.1 The amount shall either be at the command of the mortgagee, if the mortgagee declares breach in relation to the Seller, and gives notice that the lien is being exercised.

         4.2.2 The amount shall be successively released to the Seller as the mortgagee confirms in writing that outstanding amounts related to the lien have been paid, or declares that it will waive lien rights in the transferred assets.

         4.2.3 Interest on the frozen account shall be for the account of the Seller unless the mortgagee's claim indicates that earned interest shall fall to the mortgagee.


5.       ORDER RESERVE

5.1 The Seller shall cooperate to ensure that the order reserve of assignments to be transferred that have not been commenced shall be transferred to the Buyer by requesting the consent of its contractual parties.

5.2 The Buyer vouches in relation to the Seller that all obligations undertaken by the Seller will be fulfilled. If the Buyer does not fulfil its obligations and the customer declares breach with a demand for damages or other form of economic compensation as a result of the breach, the Buyer is obliged to cover the claims presented. If the same amount is claimed from the Seller, the Seller shall inform the Buyer of this. Unless the Buyer


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         has reasonable objections to the claim(s) presented, and thus instructs the Seller not to pay, the Seller is entitled to honor such claims in relation to creditors and then submit a claim for damages against the Buyer.

6.       ASSIGNMENTS IN PROGRESS

6.1 The Seller itself shall conduct the completion of the assignments that are in progress on the takeover date.

6.2 The Seller is obliged to hire the Buyer to carry out the actual work in connection with completion of these orders, on the terms stated in the enclosed framework agreement.

6.3      The Buyer shall not furnish contractors' guarantees to the Seller.

7.       EMPLOYEES

7.1 The Buyer shall assume Seller's rights and obligations under the signed employment contracts with effect from 1 July 2001. The Seller shall actively cooperate to ensure that the employees transfer their employment to the Buyer.

7.2 The Seller shall pay wages, holiday pay and other compensation to the employees up to the takeover date.

8.       AFTER THE TAKEOVER

         The Buyer is free to reorganize the activities it has taken over according to its own plans, but shall refrain from dispositions entailing a risk that the reorganization itself will lead to a danger that the compensation mentioned in Clause 2.1.1 may disappear.

9.       PER KVERNELAND / BRYNE ELEKTRISKE AS

9.1 Per Kverneland shall be a member of the board of directors of Simex AS for a period of two years, calculated from the takeover date. An extraordinary general meeting will be called immediately after this date for his election as a director. His compensation


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         for the board post shall be the same as that which applies to other employed board members.

9.2 Per Kverneland shall be available for consultant services related to marketing measures as called for by Simex AS. The maximum number of hours per month to be used for consultancy services is 25 hours.

9.3 As from the takeover date, Per Kverneland shall receive a compensation of NOK 10,000 per month until the end of 2002.

9.4 For as long as he is a member of the board of Simex AS, Per Kverneland shall refrain from participating, directly or indirectly, including through the Seller, in activities in competition with Simex AS, for the activities that are carried out by Simex AS upon the signing of this agreement.

         The Buyer is aware, and acknowledges, that the activities carried out by Per Kverneland through the companies Teksal Automasjon AS, Alcon AS and Dicon AS shall not be deemed to be in competition with the Buyer's own activities.

9.5 Bryne Elektriske AS shall be maintained as a company for at least three years after the takeover date, and no capital dispositions shall be made that can lead to a limited opportunity for the Buyer to submit claims against the Seller for circumstances that represent a breach of the agreement. However, Bryne Elektriske AS may be merged into the parent company.

9.6 Immediately after the transfer, the Seller shall execute a name change so as to eliminate the danger of confusion with the transferred activities.

10.      BRYNE ELEKTRISKE AS' DECLARATION

         The Seller declares the following on the occasion of the transfer, which shall also be used as a basis for the Buyer's assumptions for entering into the agreement. The Seller has provided the Buyer with all information the Seller has had, and which the Seller believes is of significance for the Buyer's decision to enter into the agreement at hand in accordance with the negotiated prices. The Seller declares that it accepts identification with the knowledge the company's management possesses regarding the company such that, to the extent that the company's management possesses factual


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         knowledge or is invited to obtain such knowledge, the Seller shall be judged accordingly.

10.1 There are no pension agreements of any kind, or agreements regarding pension obligations, that are to be paid by the company upon the employee's resignation, in relation to employees that are transferred to the Buyer.

10.2 The Seller is not aware of any circumstances that would indicate that complaints should be expected in relation to any of the company's deliveries that have been invoiced as of the takeover date.

10.3 All of the company's assets, including design / intangible rights, etc. are free of any and all encumbrances, including free from a third-party right to demand compensation for use, production, etc.

10.4 There are no running service agreements related to the property taken over beyond that which is normal within the business sector and related to prudent maintenance and service, that cannot be carried out by the company's own employees, nor represent a value disparity with the actual benefit, compared with the cost level of the agreement.

10.5 There are no agreements of any nature that oblige the company to purchase products, production equipment, etc. at terms that are anything other than of a businesslike nature, which can bind the Buyer.

10.6 The Seller declares that the transfer at hand does not trigger any right by any third party that would entail that such third party would be entitled to invoke the right to purchase shares in the Buyer as a consequence of the transfer.

11.      BUYER'S RIGHT TO INVESTIGATE

11.1 The Buyer is granted full access to carry out expert examination of all relevant circumstances related to the components incorporated in the purchase object, cf. Clause 1 with associated appendices.

11.2 The company's buildings and operations facilities have been inspected by the Buyer, and are transferred in the state and condition that they were in upon inspection. The Seller declares, however, that it is not aware of any hidden faults or defects of any kind


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         that would entail necessary costs for repair. In the event that circumstances arise prior to the transfer date that would entail breach of the lease, and thus a duty of improvement for the tenant, all costs associated therewith shall be covered by the Seller.

11.3 The company's stock has been inspected and is transferred in the state and condition it was in upon inspection.

11.4 Machinery and equipment related to the activities have been inspected and are transferred in the state and condition they were in upon inspection. The Seller is not aware of circumstances that may have significance for the evaluation of the condition of the equipment that could not be uncovered in connection with the inspection made.

11.5 The Seller has put the company's accounting material, customer register, etc. at the disposal of the Buyer for the Buyer's inspection. This material is representative for judging the profitability of the activities, and for calculating the amount of compensation.

12.      "DUE DILIGENCE" - SURVEY, RIGHT TO REFRAIN

         Furthermore, during the period up to the takeover date, the Buyer shall be given the opportunity, together with Seller's Key Personnel, to perform a complete review of the activities with a view towards confirming that the described preconditions for the purchase/compensation do exist.

         If the preconditions in Clause 1.3, or if the Buyer uncovers negative deviations in connection with its review, that exceed a total value of NOK 1,500,000, the Buyer shall be entitled to declare itself free of this agreement. Written notification of this must take place by the takeover date on 1 July 2001.

This agreement has been signed in 2 - two - identical originals, one for each of the parties.


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Stavanger, 18 June 2001


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BRYNE ELEKTRISKE AS        SIMEX TEC INC.             SIMEX AS

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